July 7, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:      Shannon Sobotka
              Staff Accountant - Office of Real Estate and Commodities

Re:     SL Green Realty Corp.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 21, 2017
File No. 001-13199

SL Green Operating Partnership, L.P.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 21, 2017
File No. 333-167793-02

Dear Ms. Sobotka:

Set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated July 3, 2017 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the year ended December 31, 2016 filed by SL Green Realty Corp. (the “Company”) and SL Green Operating Partnership, L.P. (the “Partnership”) on February 21, 2017 (the “Form 10-K”).  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below in the first paragraph of each response.

Form 10-K for fiscal year ended December 31, 2016

6. Investments in Unconsolidated Joint Ventures, page 112

1.
We note your response to prior comment 3 regarding your investment in and deconsolidation of 11 Madison Avenue. Please tell us whether you continue to potentially be obligated to repurchase the property under the modified mortgage, as you note this potential obligation was present upon your contribution of the property in August 2016.

The Company and the Partnership advise the Staff that, as a result of a modification to the mortgage encumbering 11 Madison that was entered into in November 2016, the potential obligation to repurchase the property no longer exists.

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If you have any questions with respect to the foregoing, please contact me at (212)-216-1714 or Andrew Levine, Esq., our Chief Legal Officer and General Counsel, at (212) 216-1615.

420 Lexington Avenue · New York, NY  10170 · (212) 594-2700 · Fax (212) 216-1790

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ Matthew J. DiLiberto
Matthew J. DiLiberto
Chief Financial Officer

SL GREEN OPERATING PARTNERSHIP, L.P.

By:	/s/ Matthew J. DiLiberto
Matthew J. DiLiberto
Chief Financial Officer